EXHIBIT I

Transactions in Shares of the Issuer Since the Filing of Amendment No. 2

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 2 by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

08/04/2017	387,500*	47.50

* Exercise of options reported in the Schedule 13D.